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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67378

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/2020___ AND ENDING ___12/31/2020___
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Prevail Capital LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

North Naples Corporate Center, Collier Center Way, Suite 104
(No. and Street)

Naples   **FL**   **34110**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alex Mack   917-923-1478
                                                               (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA, P.C.
(Name – if individual, state last, first, middle name)

125 E Lake Street #303   **Bloomingdale**   **IL**   **60108**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of

OATH OR AFFIRMATION

I, __Lisa Hulme_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Prevail Capital LLC____, as of DECEMBER 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

Principal,
Title

Notary Public

Notary Public State of Florida
Aaron Krzysik
My Commission GG 309095
Expires 06/09/2023

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule l5c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Prevail Capital LLC

Statement of Financial Condition

DECEMBER 31, 2020

Prevail Capital LLC

CONTENTS

MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members of Prevail Capital LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Prevail Capital LLC as of December 31, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Prevail Capital LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Prevail Capital LLC's management. Our responsibility is to express an opinion on Prevail Capital LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Prevail Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Prevail Capital LLC's auditor since 2016.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
March 4, 2021

Prevail Capital LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2020

ASSETS

Cash	$	85,927
Fees Receivable	$	45,700
Prepaid expenses and other assets		12,813
Total assets	$	144,440

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	12,231
Total liabilities		12,231
Member's Equity		132,209
Total liabilities and member's equity	$	144,440

NOTE 1 - ORGANIZATION AND BASIS OF PRESENTATION

Prevail Capital LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides investment banking and private placement services for its clients, particularly clients with EB-5 projects. The Company is a limited liability company with two members; the primary member is Rapid USA EB-5 Capital LLC, a Florida limited liability company. The Company was organized under the laws of the State of Delaware on July 8, 2005. The Company has a perpetual existence and exists as a separate legal entity, unless dissolved in accordance with the provisions of the operating agreement and the laws of Delaware. To the fullest legal extent possible, the Members shall not have any liability for the losses, liabilities, or claims against the Company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investment Banking and Consulting:
Fees are earned from advisory services including merger-and-acquisition advisory services, private placements of debt and equities, public offering planning services and financial restructuring advisory services. Investment banking fees are generated primarily from project-specific retainer payments, administrative placement agent fees, and finder's fees which are paid in cash upon the successful completion of a transaction.

Advisory fees
The Company provides advisory services. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

Contract liabilities
Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2020, all amounts are immaterial.

Income Taxes:
The Company does not record a provision for income taxes because the Members report their share of the Company's income or loss on their income tax returns. The financial statements reflect the Company's transactions without adjustment, if any, required for income tax purposes. With few exceptions, the Company is no longer subject to tax examinations by taxing authorities for years before 2017.

Use of Estimates:
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Significant Judgements

Revenue from contracts with customers includes fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction process where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

NOTE 3 - CASH AND CASH EQUIVALENTS

All cash deposits of the Company are held by one financial institution and therefore are subject to the credit risk of this financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.
For purposes of reporting the statement of cash flows, The Company considers all cash accounts which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2020, the Company had no uninsured cash balances.

NOTE 4 – CONCENTRATION OF BUSINESS

The Company earned 100% of its revenues from one client in 2020.
One client accounted for approximately 100% of "Fees Receivable" at December 31, 2020.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

Leases

In February 2016, the FASB issued ASU 2016-02 Leases – (Topic 842). ASU 2016-02 requires the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements, including for those leases classified as operating leases under previous GAAP, along with disclosure of key information about leasing arrangements. The Company has elected not to apply the recognition requirements of Topic 842 relating to its short-term office lease and instead has elected to recognize the lease payments as lease costs on a straight- line basis over the lease term.

The Company has a month-to-month lease for up to a six month period ending on April 30, 2021. The office lease required a deposit with the landlord in the amount of $1754. This amount is reflected in "Other assets" in the accompanying statement of financial condition. Rent expense, recorded on a straight-line basis was approximately $14,140 in 2020.

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2020, the Company had net capital of $73,696, which was $68,696 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.17 to 1.

NOTE 7 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of the audit report, which is the date the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statements.